Exhibit 4.1

                               BERLWOOD FIVE, LTD.
                           A Texas Limited Partnership

                               1201 N. Watson Road

                                    Suite 145

                               Arlington, TX 76006

                                                                 April 30, 2001



Mr. Dan Witte
Emergisoft Holding, Inc.
2225 Avenue J
Arlington, TX 76006

         Re:      Emergisoft Holding, Inc.

Dear Dan:

         I am pleased to inform you that Berlwood Five, Ltd. (Berlwood") has approved a commitment of a total of $750,000 in financing for Emergisoft
Holding, Inc., subject to the execution and delivery by Emergisoft of a promissory note or promissory notes substantially in the form attached here to as Exhibit A and/ or this issuance of shares of Emergisoft common stock to Berlwood or its affiliates under the terms and conditions of an investment letter or investment letters substantially in the form of Exhibit B attached hereto. An additional condition to Berlwood's obligation to fund any of Emergisoft's draws will be that a draw of equal amount be made and funded by Woodcrest Capital, L.L.C. ("Woodcrest") on equivalent terms.

         The commitment described above will expire on April 30, 2002, unless extended by Berlwood. Emergisoft may draw on such commitment in whole or in part, from time to time and at any time prior in the expiration date by giving Berlwood five (5) days advance written notice. Draws will be limited to $750,000 in the aggregate and must be in an amount of at least $100,000 or the remaining balance of the commitment, if less, or any whole multiple of 550,000 in excess of $100,000. Upon receipt of a draw request from Emergisoft, Berlwood may elect to fund on the basis of a promissory note or a common stock investment or in a combination or the two. Common stock issued will be at a price per share of $.2536855.

         It is expressly agreed that upon consummation of the merger contemplated by the Agreement and Plan of the Merger by and among Emergisoft, Pierce International Discover, Inc. and EMS Acquisitions Corp. dated March 28, 2001, the Berlwood commitment shall automatically be converted to a commitment to provide financing for Pierce on the same terms and conditions.

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         Accompanying  this letter is a copy of a letter  from Fred  Mesch,  CPA
Berlwood's accountant, confirming Berlwood's ability to provide to Emergisoft the funds necessary to fulfill the commitment.

                      Sincerely,

                      BERLWOOD FIVE, LTD.

                      By:      BERLWOOD THREE, L.L.C.
                               General Partner

                      By:      /s/ Linda Thomas
                               -------------------------------------------------
                               Linda Thomas, Managing Director